Exhibit 99.6

                                                                         TSX-V: AVU

                                                                                                          FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                         T: (604) 687-3520                 F: (604) 688-3392

March 21, 2013                                                                                                                 NR 05 - 2013

Avrupa Minerals to Air on BTV-Business Television

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it will be featured over the coming weekend on BTV-Business Television in Canada and the United States at the following broadcast times:

BTV BROADCAST TIMES:

CANADA:

BNN – Saturday, Mar 23 @ 8:00pm EST & Sunday, Mar 24 @ 9:30am EST

Bell Express Vu – Saturday, Mar 23 @ 8:00pm EST & Sunday, Mar 24 @ 9:30am EST

U.S. National:

Fox Business News - Sunday, Mar 24 @ 5:00pm EST

America One - Saturday, Mar 23 @ 10am EST

Biz Television Network - Sat. Mar 23 @ 1:30pm, Sun. Mar 24 @ 1pm, Mon. Mar 25 @ 8:30am & 6:30pm EST, Wed. Mar 27 @ 7pm EST, Thurs. Mar 28 @ 10:30am EST and Fri. Mar 29 @ 6:30pm EST

BTV-Business Television, a half-hour weekly business news program, profiles emerging publicly traded companies across Canada and the USA.  With Host Taylor Thoen, BTV features companies at their location, interviews the company’s key executives, features their products and services, and unveils their plans for future growth. For more information go to www.b-tv.com

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including 10 in Portugal covering 2,276 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

*

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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